UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 3, (as amended, the “Statement”) relating to the unsolicited tender offer (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a wholly owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), described in a Tender Offer Statement on Schedule TO initially filed by the CanSup Offeror with the Commission on June 19, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 4. The Solicitation or Recommendation
     In a July 12, 2006 press release from Canada Southern (the “July 12 Press Release”), the Corporation announced that it had agreed to terms of a revised offer from Canadian Oil Sands under which the Canadian Oil Sands Offeror will acquire all of the outstanding Common Shares of Canada Southern for U.S. $13.10 per Common Share, all cash (as fully amended, the “Revised Canadian Oil Sands Offer”). The Revised Canadian Oil Sands Offer follows a July 11, 2006 announcement by Petro-Canada that it has increased the value of its initial offer, as previously amended by Notice of Variation and Extension, dated June 29, 2006, to U.S. $13.00 per Common Share (as fully amended, the “Revised Petro-Canada Offer”). In the July 12 Press Release, the Corporation recommended that, if its shareholders have already tendered their Common Shares to the Revised Petro-Canada Offer or the CanSup Offer, they should withdraw the tendered Common Shares immediately.
     A copy of the July 12 Press Release was filed with the Commission as Exhibit (a)(12) to this Schedule 14D-9 and is hereby incorporated herein by reference.
     The Corporation intends to promptly issue a notice of change to the Director’s Circular and a further amendment to this Schedule 14D-9 recommending that shareholders accept the Revised Canadian Oil Sands Offer no later than 8:00 a.m. (Mountain Daylight Time) on August 1, 2006.
Item 7. Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding thereto:
     In connection with the Revised Canadian Oil Sands Offer, the Corporation has entered into an amendment, dated July 12, 2006, (the “Second Amendment”) to the Pre-Acquisition Agreement, dated June 18, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern. A copy of the Second Amendment is attached hereto as Exhibit (a)(13) and is hereby incorporated herein by reference.

Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:
(a)(13) Second Amendment to Pre-Acquisition Agreement, dated July 12, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.

By:	/s/ John W. A. McDonald

	Name:	John W. A. McDonald
	Title:	President and Chief Executive Officer
Dated: July 13, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(13)	Second Amendment to Pre-Acquisition Agreement, dated July 12, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern.